SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


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                                    FORM 6-K


                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


      For the month of March 2002



                                  WPP GROUP PLC
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                 (Translation of registrant's name into English)


                     27 Farm Street, London W1X 6RD England
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                    (Address of principal executive offices)



        Indicate by check mark whether the registrant files or will file the annual reports under cover of Form 20-F or Form 40-F.


               Form 20-F    X                    Form 40-F
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        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                   Yes                               No      X
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                                 EXHIBIT INDEX
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Exhibit No.             Description
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99.1                    Press Release dated March 19, 2002.

                                   SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereto duly authorized.


                                                    WPP GROUP PLC
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                                                    (Registrant)


    Date: March 21, 2002                  By:    /s/ Paul Richardson
                                             ---------------------------------
                                                 Paul Richardson
                                                 Group Finance Director